Execution Copy

Dated as of January 15, 2004

VALE OVERSEAS LIMITED,
as Issuer

and

COMPANHIA VALE DO RIO DOCE,
as Guarantor

and

JPMORGAN CHASE BANK,
as Trustee

FOURTH SUPPLEMENTAL INDENTURE

U.S.$500,000,000

8.25% Guaranteed Notes due 2034

1.	Definitions		1
	1.1	Provisions of the Original Indenture	1
	1.2	Definitions	2
2.	General Terms And Conditions of The Notes		2
	2.1	Designation and Principal Amount	2
	2.2	Forms Generally	3
	2.3	Form of Trustee’s Certificate of Authentication	13
	2.4	Maintenance of Office or Agency	13
	2.5	Luxembourg Listing	13
	2.6	Prescription Period	13
3.	Miscellaneous Provisions		13
	3.1	Separability of Invalid Provisions	13
	3.2	Execution in Counterparts	13
4.	The Trustee		14

     Fourth Supplemental Indenture, dated as of January 15, 2004, among VALE OVERSEAS LIMITED, a Cayman Islands exempted company incorporated with limited liability (herein called the “Company”), having its principal office at Walker House, P.O. Box 908 GT, Mary Street, Georgetown, Grand Cayman, Cayman Islands, COMPANHIA VALE DO RIO DOCE, a company organized under the laws of the Federative Republic of Brazil (herein called the “Guarantor”), having its principal office at Avenida Graca Aranha, No. 26, 17°Andar, 20030-900 Rio de Janeiro, RJ, Brazil, and JPMORGAN CHASE BANK, a bank duly organized and existing under the laws of the State of New York, having its principal corporate trust office at 4 New York Plaza, New York, New York 10004, as Trustee (herein called the “Trustee”) to the Indenture, dated as of March 8, 2002, as amended and supplemented by the Third Supplemental Indenture, dated as of January 15, 2004, among the Company, the Guarantor and the Trustee (as so amended and supplemented, the “Original Indenture”).

W I T N E S S E T H :

     Whereas, the Original Indenture provides for the issuance from time to time thereunder, in series, of Securities of the Company carrying the Guaranty of the Guarantor, and Section 9.1 of the Original Indenture provides for the establishment of the form or terms of Securities issued thereunder through one or more supplemental indentures;

     Whereas, the Company and the Guarantor desire by this Fourth Supplemental Indenture to create a new series of Securities to be issuable under the Original Indenture, as supplemented by this Fourth Supplemental Indenture, and to be known as the Company’s 8.25% Guaranteed Notes due 2034 (the “Notes”) the terms and provisions of which are to be as specified in this Fourth Supplemental Indenture;

     Whereas, the Company and the Guarantor have duly authorized the execution and delivery of this Fourth Supplemental Indenture to establish the Notes as series of Securities under the Original Indenture and to provide for, among other things, the issuance of and the form and terms of the Notes and additional covenants for the benefit of the Holders thereof and the Trustee; and

     Whereas, all things necessary to make this Fourth Supplemental Indenture a valid and binding legal obligation of the Company and the Guarantor according to its terms have been done.

     Now, therefore, for and in consideration of the premises and the purchase and acceptance of the Notes by the Holders thereof and for the purpose of setting forth, as provided in the Original Indenture, the form of the Notes and the terms, provisions and conditions thereof, the Company and the Guarantor covenant and agree with the Trustee:

1.	Definitions

1.1	Provisions of the Original Indenture

Except insofar as herein otherwise expressly provided, all the definitions, provisions, terms and conditions of the Original Indenture shall remain in full force and effect. The Original Indenture, as amended and supplemented by this Fourth Supplemental Indenture, is in all respects ratified and confirmed, and the Original Indenture and this Fourth Supplemental Indenture shall be read, taken and considered as one and the same instrument for all purposes.

1.2	Definitions

For all purposes of this Fourth Supplemental Indenture and the Notes, except as otherwise expressly provided or unless the subject matter or context otherwise requires:

1.2.1	any reference to a “Section” refers to a Section of this Fourth Supplemental Indenture;

1.2.2	the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Fourth Supplemental Indenture as a whole and not to any particular Section or other subdivision;

1.2.3	all terms used in this Fourth Supplemental Indenture that are defined in the Original Indenture have the meanings assigned to them in the Original Indenture, except as otherwise provided in this Fourth Supplemental Indenture;

1.2.4	the term “Securities” as defined in the Original Indenture and as used in any definition therein, shall be deemed to include or refer to, as applicable, the Notes; and

1.2.5	the following terms have the meanings given to them in this Section 1.2.5.

“Applicable Procedures” means with respect to any transfer or transaction involving a Global Note or beneficial interest therein, the rules and procedures of the Depositary, Euroclear and Clearstream, Luxembourg for such Global Note, in each case to the extent applicable to such transaction and as in effect from time to time.

“Event of Default” shall have the same meaning as set forth in the Original Indenture.

“Global Note” means a Note that evidences all or part of the Notes and is authenticated and delivered to, and registered in the name of, the Depositary for such Notes or a nominee thereof.

“Interest Payment Date” shall have the meaning set forth in Section 2.1 hereof.

“Notes” has the meaning specified in the recitals hereof.

“Permitted Holder” at any time means any Person who, at such time, is the holder of at least $5,000,000 in aggregate principal amount of Notes.

“Relevant Date” in respect of any payment means the date on which such payment first becomes due or (if the full amount of the monies payable has not been received by the Trustee on or prior to such due date) the date on which notice is given to the Holders that such monies have been so received.

“Stated Maturity Date” has the meaning specified in Section 2.1 hereof.

2.	General Terms And Conditions of The Notes

2.1	Designation and Principal Amount

There is hereby authorized and established a new series of Securities designated the “8.25% Guaranteed Notes due 2034.” The Notes will initially be limited to an aggregate principal amount of $500,000,000 (which amount does not include Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities of such series pursuant to Sections 3.4, 3.5, 9.6 or 11.5 of the Original Indenture). The principal of the Notes shall be due and payable at the Stated Maturity Date.

The Company may, from time to time and without the consent of the Holders, issue additional notes on terms and conditions identical to those of the Notes, which additional notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the Notes. The stated maturity of the Notes shall be on January 17, 2034, (the “Stated Maturity Date”). The Notes shall (subject to Section 10.6 of the Original Indenture) be unsecured and shall bear interest at the rate of 8.25% per annum, from January 15, 2004 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, as the case may be, payable semi-annually on January 17 and July 17, commencing July 17, 2004 (each, an “Interest Payment Date”), until the principal thereof is paid or made available for payment. To the extent interest due on any Interest Payment Date is not paid, interest shall accrue thereon at the Default Rate of Interest, except as provided herein, until such unpaid interest and interest accrued thereon are paid in full.

2.2	Forms Generally

The Notes shall be in substantially the forms set forth in this Section 2.2, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Fourth Supplemental Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or as may, consistently herewith, be determined by the officers executing such Notes, as evidenced by their execution thereof.

2.2.1	Form of Face of Note

[INCLUDE IF NOTE IS A GLOBAL NOTE — THIS IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO, AND IS REGISTERED IN THE NAME OF THE DEPOSITARY OR A NOMINEE OF THE DEPOSITARY, WHICH MAY BE TREATED BY VALE OVERSEAS LIMITED, COMPANHIA VALE DO RIO DOCE AND THE TRUSTEE AND ANY AGENT THEREOF AS OWNER AND HOLDER OF THIS NOTE FOR ALL PURPOSES.

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR REGISTERED NOTES IN DEFINITIVE REGISTERED FORM IN THE LIMITED CIRCUMSTANCES REFERRED TO IN THE INDENTURE, THIS GLOBAL NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.]

[INCLUDE IF NOTE IS A GLOBAL NOTE AND THE DEPOSITARY IS THE DEPOSITORY TRUST COMPANY — UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY TO VALE OVERSEAS LIMITED OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN EXCHANGE FOR THIS CERTIFICATE OR ANY PORTION HEREOF IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON OTHER THAN THE DEPOSITORY TRUST COMPANY OR A NOMINEE THEREOF IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]

VALE OVERSEAS LIMITED

8.25% GUARANTEED NOTES DUE 2034

GUARANTEED BY COMPANHIA VALE DO RIO DOCE

CUSIP Number: 91911T AE 3
ISIN: US91911TAE38
Common Code Number 018409879
No. [ ] $[ ]

     VALE OVERSEAS LIMITED, a company duly organized and existing under the laws of the Cayman Islands (herein called the “Company,” which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to [ ], or registered assigns, the principal sum of [ ] Dollars [if the Note is a Global Note, then insert —, or such other principal amount as set forth in the Schedule of Increases or Decreases in Global Note attached hereto] on January 17, 2034, and to pay interest thereon semi-annually on January 17 and July 17 in each year (each an “Interest Payment Date”), commencing July 17, 2004, from January 15, 2004 or from the most recent Interest Payment Date to which interest has been paid or duly provided for, as the case may be, at the rate of 8.25% per annum, until the principal hereof is paid or made available for payment, provided that any amount of interest on this Note which is overdue shall bear interest (to the extent that payment thereof shall be legally enforceable) at the Default Rate of Interest, except as provided for herein, from the date such amount is due to but not including the day it is paid or made available for payment, and such overdue interest shall be paid as provided in Section 3.6 of the Original Indenture hereinafter referred to.

     The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Note (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be January 2 or July 2 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on the relevant Regular Record Date and may either be paid to the Person in whose name this Note (or one or more Predecessor Notes) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of the Notes not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Indenture. Interest on this Note shall be computed on the basis set forth in the Indenture.

     Payment of the principal of and interest on this Note will be made to the Person entitled thereto at the office of the Trustee or agency of the Company in the Borough of Manhattan, The City of New York, New York, maintained for such purpose, and at any other office or agency maintained by the Company for such purpose, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts upon surrender of this Note in the case of any payment due at the Maturity of the principal thereof (other than any payment of interest payable on an Interest Payment Date); provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register; provided, further, that all payments of the principal of and interest on this Note, the Permitted Holders of which have given wire transfer instructions to the Trustee, the Company, or its agent at least 10 Business Days prior to the applicable payment date, will be required to be made by wire transfer of immediately available funds to the accounts with financial institutions in the United States specified by such Permitted Holders in such instructions. [if the Note is a Global Note, then insert — Notwithstanding the foregoing, payment of any amount payable in respect of a Global Note will be made in accordance with the Applicable Procedures of the Depositary.]

     Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

     Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

Dated:

VALE OVERSEAS LIMITED

By:

Name:
Title:

By:

Name:
Title:

     The undersigned (the “Guarantor”) hereby irrevocably and unconditionally guarantees the full and punctual payment (whether at the Stated Maturity Date, upon redemption, acceleration or otherwise) of the principal, interest, Additional Amounts and all other amounts that may come due and payable under this Note.

     In Witness Whereof, the Guarantor has caused this instrument to be duly endorsed.

Dated:

COMPANHIA VALE DO RIO DOCE

By:

Name:
Title:

By:

Name:
Title:

2.2.2	Form of Reverse of Note

1.	This Note is a duly authorized issue of securities of the Company issued in one or more series (the “Securities”) under an indenture, dated as of March 8, 2002 as amended and supplemented by a third supplemental indenture, dated as of January 15, 2004 (the indenture dated as of March 8, 2002, as so amended and supplemented, herein called the “Original Indenture”), as supplemented by a Fourth Supplemental Indenture dated as of January 15, 2004 (herein called the “Fourth Supplemental Indenture”), among the Company, the Guarantor and JPMorgan Chase Bank, as Trustee (herein called the “Trustee,” which term includes any successor trustee under the Indenture), and reference is hereby made to the Original Indenture, as supplemented by the Fourth Supplemental Indenture (the Original Indenture, as supplemented by the Fourth Supplemental Indenture, herein called the “Indenture”), for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Guarantor, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof (herein called the “Notes”).

2.	The full and punctual payment of the principal and interest and all other amounts payable under this Note is irrevocably and unconditionally guaranteed by the Guarantor.

3.	Additional notes on terms and conditions identical to those of this Note may be issued by the Company without the consent of the Holders of the Notes. The amount evidenced by such additional Notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the Notes.

4.	If an Event of Default or Illegality Event with respect to Notes shall occur and be continuing, the principal of all of the Notes may be declared due and payable in the manner and with the effect provided in the Indenture.

5.	All payments of principal and interest in respect of the Notes shall be made without withholding or deduction for any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of the Cayman Islands or Brazil, or any Successor Jurisdiction or any authority therein or thereof having power to tax (“Foreign Taxes”)

except to the extent that such Foreign Taxes are required by the Cayman Islands, Brazil, such Successor Jurisdiction or any such authority to be withheld or deducted. In the event of any withholding or deduction for any Foreign Taxes, the Company or the Guarantor, as the case may be, shall pay such additional amounts (“Additional Amounts”) as will result in receipt by the Holders of Notes on the respective due dates of such amounts as would have been received by them had no such withholding or deduction (including for any Foreign Taxes payable in respect of Additional Amounts) been required, except that no such Additional Amounts shall be payable with respect to any payment on a Note:

(i)	to, or to a third party on behalf of, a Holder who is liable for any such taxes, duties, assessments or other governmental charges which would not have been imposed but for (A) a connection between the Holder and the Cayman Islands or Brazil other than the mere holding of such Note and the receipt of payments with respect to such Note or (B) failure by the Holder to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with the Cayman Islands, Brazil or a Successor Jurisdiction, or applicable political subdivision or authority thereof or therein having power to tax, of such Holder, if compliance is required by such jurisdiction, or any political subdivision or authority thereof or therein having power to tax as a precondition to exemption from, or reduction in the rate of, the tax, assessment or other governmental charge and the Company has given the Holders at least 30 days’ notice that Holders will be required to provide such certification, identification or other requirement;

(ii)	in respect of any such taxes, duties, assessments or other governmental charges with respect to a Note surrendered (if surrender is required) more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for and notice thereof is given to Holders whichever occurs later, except to the extent that the Holder of such Note would have been entitled to such Additional Amounts on surrender of such Note for payment on the last day of such 30-day period;

(iii)	in respect of estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or governmental charge imposed with respect to a Note;

(iv)	in respect of any tax, assessment or other governmental charge payable otherwise than by deduction or withholding from payments on the Notes or by direct payment by the Company or the Guarantor in respect of claims made against the Company or the Guarantor;

(v)	where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, such directive; or

(vi)	in respect of any combination of the above.

Solely for purposes of this paragraph 5, the term “Holder” of any Note means the direct nominee of any beneficial owner of such Note, which holds such beneficial owner’s interest in such Note. Notwithstanding the foregoing, the limitations on the Company’s or the Guarantor’s obligation to pay Additional Amounts set forth in clause (i) above shall not apply if (a) the provision of information, documentation or other evidence described in such clause (i) would be materially more onerous, in form, in procedure or in the substance of information disclosed, to a Holder or beneficial owner of a Note (taking into account any relevant differences between U.S. and Cayman Islands or Brazilian law, regulation or administrative practice) than comparable information or other reporting requirements imposed under U.S. tax law (including tax treaties between the United States and the Cayman Islands or Brazil), regulation (including proposed regulations) and administrative practice.

The Company or the Guarantor, as the case may be shall promptly provide the Trustee with documentation (which may consist of certified copies of such documentation) satisfactory to the Trustee evidencing the payment of Foreign Taxes in respect of which the Company or the Guarantor has paid any Additional Amounts. Copies of such documentation shall be made available to the Holders of the Notes or the Paying Agent, as applicable, upon request therefor.

The Company or the Guarantor, as the case may be shall pay all stamp, issue, registration, documentary or other similar duties, if any, which may be imposed by the Cayman Islands or Brazil or any governmental entity or political subdivision therein or thereof, or any taxing authority of or in any of the foregoing, with respect to the Indenture or the issuance of the Notes or the Guaranty.

All references herein or in the Indenture, to principal or interest in respect of any Note shall be deemed to include all Additional Amounts, if any, payable in respect of such principal or interest, unless the context otherwise requires, and express mention of the payment of Additional Amounts in any provision hereof shall not be construed as excluding reference to Additional Amounts in those provisions hereof where such express mention is not made.

In the event that Additional Amounts actually paid with respect to the Notes pursuant to the preceding paragraphs are based on rates of deduction or withholding of withholding taxes in excess of the appropriate rate applicable to the Holder of such Notes, and, as a result thereof such Holder is entitled to make claim for a refund or credit of such excess from the authority imposing such withholding tax, then such Holder shall, by accepting such Notes, be deemed to have assigned and transferred all right, title, and interest to any such claim for a refund or credit of such excess to the Company. However, by making such assignment, the Holder makes no representation or warranty that the Company will be entitled to receive such claim for a refund or credit and incurs no other obligation with respect thereto.

6.	All references in the Indenture and the Notes to principal in respect of any Note shall be deemed to mean and include any Redemption Price payable in respect of such

Note pursuant to any redemption right hereunder (and all such references to the Stated Maturity Date of the principal in respect of any Note shall be deemed to mean and include the Redemption Date with respect to any such Redemption Price), and all such references to principal, interest or Additional Amounts shall be deemed to mean and include any amount payable in respect hereof pursuant to Section 10.7 of the Indenture.

7.	The Notes are subject to redemption upon not less than 30 nor more than 60 days’ notice by mail, at any time, as a whole but not in part, at the election of the Company, at a cash price equal to the sum of (i) the principal amount of the Notes being redeemed, (ii) accrued and unpaid current interest thereon to but not including the date fixed for redemption, and (iii) any Additional Amounts (as defined in the Indenture) which would otherwise be payable up to but not including the date fixed for redemption, if, as a result of any amendment to, or change in, the laws (or any laws, rules, or regulations thereunder) of the Cayman Islands or Brazil or any political subdivision or taxing authority thereof or therein affecting taxation or any amendment to or change in an official interpretation, administration or application of such laws, rules, or regulations (including a holding by a court of competent jurisdiction), under which amendment or change of such laws, rules, or regulations or the interpretation thereof becomes effective on or after the date of the Fourth Supplemental Indenture, the Company would be obligated, after taking measures the Company considers reasonable to avoid such requirement, to pay Additional Amounts in excess of the Additional Amounts that the Company would be obligated to pay if payments made on the Notes were subject to withholding or deduction of Foreign Taxes at the rate of 15 percent.

8.	The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each affected series under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each affected series. The Indenture also contains provisions (i) permitting the Holders of a majority in principal amount of the Securities at the time Outstanding of any affected series under the Indenture on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and (ii) permitting the Holders of a majority in principal amount of the Securities at the time Outstanding of any affected series under the Indenture on behalf of the Holders of all Securities of such series, to waive certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

9.	As provided in and subject to the provisions of the Indenture, the Holder of this Note shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee, or for any other remedy thereunder, unless (i) such Holder shall have previously given the Trustee written notice of a continuing Event of Default or Illegality Event with respect to the Notes, (ii) the Holders of not less than 25% in principal amount of the Notes at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default or Illegality Event as Trustee and offered the Trustee indemnity reasonably satisfactory to it, and the Trustee shall not have received from the Holders of a majority in principal amount of Notes at the time Outstanding a direction inconsistent with such request, and (iii) the Trustee shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity. The foregoing shall not apply to any suit instituted by the Holder of this Note for the enforcement of any payment of principal hereof or any interest hereon on or after the respective due dates expressed herein.

10.	No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and any interest on this Note at the times, place and rate, and in the coin or currency, herein prescribed.

11.	As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Note is registrable in the Security Register, upon surrender of this Note for registration of transfer at the office of the Trustee or agency of the Company in any place where the principal of and any interest on this Note are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Notes of this Series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Notes are issuable only in registered form without coupons in denominations of $2,000 and any integral multiple of $1,000 in excess thereof. As provided in the Indenture and subject to certain limitations therein set forth, Notes are exchangeable for a like aggregate principal amount of Notes of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company or the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

12.	Prior to due surrender of this Note for registration of transfer, the Company, the Guarantor, the Trustee and any agent of the Company, the Guarantor or of the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note is overdue, and neither the Company, the Guarantor, the Trustee nor any such agent shall be affected by notice to the contrary.

13.	This Note and the Indenture shall be governed by and construed in accordance with the laws of the State of New York.

14.	All terms used in this Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

15.	[If the Note is a Global Note, then insert — This Note is a Global Note and is subject to the provisions of the Indenture relating to Global Notes.]

ABBREVIATIONS

     The following abbreviations, when used in the inscription of the face of this Note, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM — as tenants in common

TEN ENT — as tenants by the entireties

JT TEN — as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT — [ ]

(Cust)

Custodian [ ] under Uniform (Minor)

Gifts to Minors Act [ ]

(State)

Additional abbreviations may also be used though not in the above list.

[TO BE ATTACHED TO GLOBAL NOTES]

SCHEDULE OF INCREASES OR DECREASES IN GLOBAL NOTE

     The initial principal amount of this Global Note is $[ ]. The following increases or decreases in this Global Note have been made:

Principal Amount of
			this Global Note	Signature of
	Amount of Decrease	Amount of Increase	following such	Authorized Officer
	in Principal Amount	in Principal Amount	Decrease or	of Trustee of Notes
Date of Exchange	of this Global Note	of this Global Note	Increase	Custodian

2.3	Form of Trustee’s Certificate of Authentication

The Trustee’s certificate of authentication shall be in substantially the following form:

This is one of the Notes referred to in the within mentioned Indenture.

Dated:

JPMORGAN CHASE BANK as Trustee

By:

Authorized Officer

2.4	Maintenance of Office or Agency

With respect to any Notes that are not in the form of a Global Note, the Company will maintain (i) in the Borough of Manhattan, The City of New York and (ii) in Luxembourg, so long as the Notes are listed on the Luxembourg Stock Exchange and the rules and regulations of the Luxembourg Stock Exchange so require, an office or agency, in each case in accordance with Section 10.2 of the Original Indenture.

2.5	Luxembourg Listing

The Company and the Guarantor will use their reasonable best efforts to cause the Securities to be listed on the Luxembourg Stock Exchange or another recognized securities exchange and shall from time to time take such other actions as shall be necessary or advisable to maintain the listing of the Notes thereon.

2.6	Prescription Period

Claims for payment of principal in respect of the Notes shall be prescribed upon the expiration of 10 years, and claims for payment of interest in respect of the Notes shall be prescribed upon the expiration of 5 years, in each case from the Relevant Date thereof.

3.	Miscellaneous Provisions

3.1	Separability of Invalid Provisions

In case any one or more of the provisions contained in this Fourth Supplemental Indenture should be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions contained in this Fourth Supplemental Indenture, and to the extent and only to the extent that any such provision is invalid, illegal or unenforceable, this Fourth Supplemental Indenture shall be construed as if such provision had never been contained herein.

3.2	Execution in Counterparts

This Fourth Supplemental Indenture may be simultaneously executed and delivered in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original, and such counterparts shall together constitute but one and the same instrument.

4.	The Trustee

     The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Fourth Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Company and the Guarantor.

     In Witness Whereof, the parties hereto have caused this Fourth Supplemental Indenture to be duly executed on their respective behalves, all as of the day and year first written above.

VALE OVERSEAS LIMITED, the Company

By:

Name:
Title:

By:

Name:
Title:

COMPANHIA VALE DO RIO DOCE, as Guarantor

By:

Name:
Title:

By:

Name:
Title:

JPMORGAN CHASE BANK, as Trustee

By:

Name:
Title